

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2011

Via E-mail
John Hamilton
Chief Financial Officer
Valcent Products, Inc.
789 West Pender Street, Suite 960
Vancouver, BC, Canada V6C 1H2

> **Re: Valcent Products, Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2010**
> **Filed November 17, 2010**
> **Form 20-F Amendment No. 1 for the Fiscal Year Ended March 31, 2010**
> **Filed July 28, 2011**
> **File No. 0-30858**

Dear Mr. Hamilton:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief